Daniel Moore
Principal Accounting Officer and Interim Principal Financial Officer
September 18, 2023
CORRESPONDENCE VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE, Mail Stop 3628
Washington, D.C. 20549

Attn:	Scott Stringer
Joel Parker

Re: GameStop Corp.
Form 10-K for the Fiscal Year Ended January 28, 2023
Filed March 28, 2023
File No. 001-32637

Dear Messrs. Stringer and Parker:

GameStop Corp. (the "Company"), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated August 14, 2023 and received on September 5, 2023 (the "Comment Letter"), in regard to the above-referenced Form 10-K for the fiscal year ended January 28, 2023 (the “Form 10-K”).
Below are the Company’s responses. For ease of reference, each comment contained in the Comment Letter is presented below in italics followed by the Company's response.

Form 10-K for Fiscal Year Ended January 28, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Consolidated Results of Operations, page 26
1.In the discussion of year over year changes in net sales, gross profit and selling, general and administrative expenses you identify multiple factors for changes in the line items without quantifying the impact of each. Please revise to quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment to include quantification of factors cited for changes in financial statement line items. In future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ending October 28, 2023, the Company will include, to the extent applicable, enhanced disclosure quantifying the impact of each individual material factor that contributed to the overall change in the line item in accordance with Item 303(b) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, 11. Intangible Assets, Digital Assets, page 52

2.Please provide us with your accounting analysis, including classification, for the IMX and Digital Worlds NFTs Ltd. transactions citing the authoritative literature used to reach your conclusions. Also, detail the rights and obligations of the parties and the business purpose surrounding your right to receive $150 million in IMX tokens.

Response: On January 28, 2022 (the “Transaction Date”), GME Entertainment, LLC (“GME Entertainment”), a subsidiary of the Company, entered into a Protocol Services and License Agreement (the "License Agreement") with Immutable X Pty Limited (“Immutable X”) pursuant to which Immutable X would become a technology partner and platform for the Company’s non-fungible token (“NFT”) marketplace. The License Agreement allowed the Company to use Immutable X materials, including their protocol, software development kits, application programming interfaces, back-end infrastructure and documentation, for a 24-month period in exchange for transaction fees paid directly by consumers of the marketplace and a commitment to engage in certain co-marketing efforts, including co-pitching to gaming studios, engaging in marketing support efforts, and promoting the Immutable X protocol to build the ecosystems for Immutable X and the Company's NFT marketplace.

Simultaneously, GME Entertainment entered into a Grant Agreement, effective as of the Transaction Date (the "Grant Agreement"), with Digital Worlds NFTs Ltd. (“Digital Worlds”), which encourages the development of projects using Immutable X technology by issuing grants of IMX tokens. The Grant Agreement provided for the payment of up to 56.2 million IMX tokens (on the Transaction Date this was equivalent to approximately $150 million) to the Company upon the achievement of certain milestones:

•Milestone 1 – Execute Contract (28.1 million IMX tokens)
•Milestone 2 – Initial Press Release Announcement (9.4 million IMX tokens)
•Milestone 3 – NFT Platform Launch within 12 months of the Transaction Date (3.7 million IMX tokens)
•Milestone 4 – Transaction Target One of $1.5 billion in combined primary and secondary sales (7.5 million IMX tokens)
•Milestone 5 – Transaction Target Two of $3.0 billion in combined primary and secondary sales (7.5 million IMX tokens)

The Company filed the License Agreement and Grant Agreement (collectively, the "Agreements") as Exhibit 10.1 and 10.2, respectively, to the Company's Form 8-K dated February 3, 2022.

The Company determined that Immutable X and Digital Worlds were vendors in this relationship because they provided the Company with a technology to process transactions on its NFT marketplace. Accordingly, the recognition of the IMX tokens in the Grant Agreement was based on the guidance in Accounting Standards Codification ("ASC") 705-20, which outlines the accounting for consideration received from a vendor. The Company analogized the guidance in ASC 606-10-25-9 to determine that the Agreements should be evaluated together, as they were pursuing a single commercial objective.

On January 28, 2022, the Company completed Milestone 1 by fully executing the Grant Agreement. Subsequently, on February 3, 2022, the Company completed Milestone 2 by issuing the initial press release announcement. Finally, on October 31, 2022, the Company completed Milestone 3 by launching its NFT platform. All IMX tokens received for these respective milestones were converted to U.S. dollars during fiscal 2022 and no IMX token assets related to these grants remained on the Company's Consolidated Balance Sheets as of January 28, 2023.

The accounting treatment for the completion of each milestone was as follows:

1.Noncurrent Receivable (Other noncurrent asset on the Consolidated Balance Sheets) - ASC 705-20-25-10 provides that consideration received from a vendor shall be recognized only when the amount to be received is considered probable and can be reasonably estimated. Accordingly, the Company recognized a receivable for the IMX tokens at the time each milestone was achieved. The receivable was classified as noncurrent to align with classification of the IMX tokens, which are classified as indefinite-lived intangible assets once received. Refer to the discussion in number two below for further details. A receivable was not recognized for Milestones 4 or 5, as those milestones had not been achieved.

The Company measured the noncurrent receivable at fair value, and recognized the changes in fair value each period as part of selling, general, and administrative ("SG&A") expenses. During fiscal 2022, the

Company recognized a loss of $7.2 million on the noncurrent receivable within SG&A expenses in its Consolidated Statements of Operations.

2.Indefinite-lived Intangible Asset (Other noncurrent asset on the Consolidated Balance Sheets) - The Company considered the guidance issued by the American Institute of Certified Public Accountants (“AICPA”), which formed a Digital Assets Working Group (“DAWG”) to address accounting considerations related to digital assets. The AICPA’s Practice Aid: Accounting for and Auditing of Digital Assets (“AICPA Guide”) includes questions and answers on the accounting for digital asset transactions.

The AICPA Guide states that "crypto assets generally would not meet the definitions of other asset classes within GAAP, and therefore, accounting for them as other than intangible assets may not be appropriate, as described in the following examples:

•Crypto assets will not meet the definition of cash or cash equivalents (as defined in the FASB ASC Master Glossary) when they are not considered legal tender and are not backed by sovereign governments. In addition, these crypto assets typically do not have a maturity date and have traditionally experienced significant price volatility.

•Crypto assets will not be financial instruments or financial assets (as defined in the FASB ASC Master Glossary) if they are not cash (see previous discussion) or an ownership interest in an entity and if they do not represent a contractual right to receive cash or another financial instrument.

•Although these crypto assets may be held for sale in the ordinary course of business, they are not tangible assets and therefore may not meet the definition of inventory (as defined in the FASB ASC Master Glossary).

Under FASB ASC 350, an entity should determine whether an intangible asset has a finite or indefinite life. FASB ASC 350-30-35-4 states that if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset should be considered indefinite."

Based on the above AICPA interpretation, the Company determined that the IMX tokens were most appropriately classified as indefinite-lived intangible assets upon their receipt.

An indefinite-lived intangible asset is not subject to amortization. Rather, it should be tested for impairment annually or more frequently if events or changes in circumstances indicate it is more likely than not that the asset is impaired. The Company evaluated the indefinite-lived intangible asset for potential impairment based on the lowest intra-day quoted principal market prices. ASC 350-30-45-2 provides guidance on the presentation of impairments on intangible assets and states that "the amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity." During fiscal 2022, the Company recognized impairment of $33.7 million on the indefinite-lived intangible asset within SG&A expenses in its Consolidated Statements of Operations.

Upon conversion of the indefinite-lived intangible assets to U.S. dollars, any resulting gain for the difference between the current carrying value and the amount received on the conversion was recognized in accordance with ASC 610-20. During fiscal 2022, the Company recognized a gain of $6.9 million on the conversion of digital assets to cash within SG&A expenses in its Consolidated Statements of Operations.

3.Deferred Liability (Accrued liabilities and other current liabilities on the Consolidated Balance Sheets) - ASC 705-20-25-10 provides that consideration received from a vendor shall be recognized based on a systematic and rational allocation. Given that the fulfillment of obligations outlined in the Agreements occur throughout the stated 24-month term, the Company determined that using the stated term is the most systematic and rational approach to use when recognizing the IMX tokens received. Once a milestone was achieved, the deferred liability was relieved over the remaining months in the stated term.

The Company analogized the guidance in ASC 705-20-25-3 to classify the consideration received from Digital Worlds as part of SG&A expenses to align with where it records costs associated with related co-marketing and business development efforts, and because the Company had no established pattern of entering into transactions of a similar nature. During fiscal 2022, the Company recognized $56.0 million of deferred liability amortization within SG&A expenses in its Consolidated Statements of Operations.

As of January 28, 2023, there remained $57.3 million of deferred liability related to the Agreements in accrued liabilities and other current liabilities on the Company's Consolidated Balance Sheets, as all remaining commitments were expected to be achieved and recognized over the remaining contract period within the subsequent 12 months. No additional milestones are currently expected to be achieved by the end of the stated term of the Agreements and no additional consideration is expected to be received related to this transaction.

* * * * * * * *

If you have any questions regarding the foregoing, please contact the undersigned at (817) 722-7022.

Sincerely,

/s/ Daniel Moore

Daniel Moore
Principal Accounting Officer and Interim Principal Financial Officer